ALLSTATE LIFE INSURANCE COMPANY
                           Law & Regulation Department
                          3100 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062
                         Direct Dial Number 847 402-2364
                             Facsimile 847 402-3781
                            E-Mail smooe@allstate.com


SUN JIN MOON
ASSISTANT COUNSEL

April 25, 2005

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:        Allstate Life Insurance Company
           File No. 333-100068
           CIK No.  0000352736
           ACCESSION NUMBER: 0000945094-05-000425


Commissioners:

On behalf of the Registrant, I hereby request withdrawal of the referenced Registration Statement on Form S-3 ("Registration Statement") as filed with the Securities and Exchange Commission ("Commission") on April 25, 2005. I am requesting withdrawal because Registrant inadvertently failed to include a date on the facing page of the above-referenced registration statement. Registrant will re-file this corrected registration statement immediately after the filing of this request.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above.

                                                     Very truly yours,

                                                     /s/ Sun Jin Moon

                                                     Sun Jin Moon